Sky Solar Holdings, Ltd.

Room 635, 6/F, 100 QRC Queen’s Road, Central,

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

VIA EDGAR

June 13, 2016

Scott M. Anderegg
Lisa M. Kohl
Mara L. Ransom
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.

Registration Statement on Form F-3

Filed June 2, 2016

File No. 333-211775

Dear Mr. Anderegg, Ms. Kohl and Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of Sky Solar Holdings, Ltd. (the “Registrant”) so that the Registration Statement may become effective at 10:00 a.m., Eastern Daylight Time, on June 15, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Sky Solar Holdings, Ltd.

By:	/s/ Weili Su
Name: Weili Su
Title: Chief Executive Officer

cc:           Andrew (Jianmin) Wang, Chief Financial Officer

Sky Solar Holdings, Ltd.

Shuang Zhao, Partner

Cleary Gottlieb Steen & Hamilton LLP